OLDEN LANE SECURITIES LLC

200 Forrestal Road, Suite 3B

Princeton, New Jersey 08540

April 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Williamson

Re:	Olden Lane Trust Series 2 Pre-Effective Amendment No. 3 to Registration Statement on Form S-6 (File Nos. 333-215359 and 811-23043)

Dear Mr. Williamson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Olden Lane Trust Series 2 (the “Trust”) and Olden Lane Securities LLC, as the principal underwriter of the Trust (the “Distributor”), hereby request that the staff of the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to become effective by 3:00 p.m., Eastern Time on April 28, 2017, or as soon thereafter as possible.

In connection with the acceleration request, each of the Trust and Distributor acknowledges that it is aware of its obligations under Rule 461 and other applicable provisions of the Act.

Very truly yours,

OLDEN LANE TRUST SERIES 2

By: Olden Lane Securities LLC

By: /s/ Michel Serieyssol

Michel Serieyssol

Title: Chief Executive Officer

  OLDEN LANE SECURITIES LLC

By: /s/ Michel Serieyssol

Michel Serieyssol

Title: Chief Executive Officer